

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2015

<u>Via E-mail</u>
Benjamin D. Nelson
Senior Vice President and General Counsel
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, TX 75201

> **Re:** **InfraREIT, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed January 20, 2015**
> **File No. 333-201106**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Estimated Cash Available for Distribution for the Twelve Months Ending December 31, 2015, page 73</u>

<u>Assumptions and Considerations, page 75</u>

<u>Footnotes (2) & (6), pages 76 & 77</u>

1. Please tell us how the adjustments related to unsigned base and percentage rents were calculated and appropriate given that no amendment of the S/B/C Lease has been entered into with Shayland. Within your response, clarify if a validation under your S/B/C Lease has commenced.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-2

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Operations, page F-10

Footnote (JJ), page F-11

2. Please clarify and include within your amended filing, which pro forma adjustments tie into to the net number of shares cancelled presented within the table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Benjamin D. Nelson
InfraREIT, Inc.
January 27, 2015
Page 3

       You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at 202-551-3401 with any other questions.

                                      Sincerely,

                                        /s/ Jennifer Gowetski

                                        Jennifer Gowetski
                                        Special Counsel

cc: William D. Howell